SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of January


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                         Yes ___________ No _____X_____



       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

   1. The English language press release of Van der Moolen Holding N.V. dated
               January 23, 2004, announcing recent developments.

           Van Der Moolen Says Its Specialist Unit Receives
                    'Wells Notice' from the S.E.C.

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Jan. 23, 2004--As Van der Moolen previously announced in its October 16, 2003 press release, the New York Stock Exchange has been conducting an investigation and has indicated its intent to initiate disciplinary proceedings against Van der Moolen's majority-owned subsidiary, Van der Moolen Specialists USA, based on specialist trading activity that is alleged to have disadvantaged customers who entered orders via the NYSE's Designated Order Turnaround System.
    Van der Moolen announced today that VDM Specialists has received a "Wells Notice" from the Staff of the United States Securities and Exchange Commission. The Wells Notice notifies the company that the SEC Staff is considering recommending that the SEC bring a civil enforcement proceeding against VDM Specialists for possible violations of federal securities laws and NYSE rules arising from specialist trading activity. The NYSE also has restated its intent to bring a formal disciplinary action against VDM Specialists for possible violations of federal securities laws and NYSE rules arising from the same alleged conduct.
    Under SEC procedures, a Wells Notice affords VDM Specialists an opportunity to present its position to the SEC Staff before the Staff makes a formal recommendation regarding any action to be taken against VDM Specialists. The NYSE also has solicited additional information from VDM Specialists concerning reasons why a formal disciplinary action should not be brought. Van der Moolen will continue to provide further information to the SEC and NYSE in response to their requests and intends to cooperate with the SEC and NYSE in connection with their investigations.

    For more information about Van der Moolen, please visit www.vandermoolen.com.

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the U.S. Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             Telephone: +31 (0)20 535 6789

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       VAN DER MOOLEN HOLDING N.V.

     Date: January 23, 2004            By: /s/ Friedrich M.J. Bottcher
                                           ---------------------------

                                       name: Friedrich M.J. Bottcher
                                       title: Chairman of the Executive Board

                                       By: /s/ Frank F. Dorjee
                                           ---------------------------

                                       name: Frank F. Dorjee
                                       title: Chief Financial Officer
                                          Member of the Executive Board

                                       By: /s/ James P. Cleaver, Jr.
                                           ----------------------------

                                       name : James P. Cleaver, Jr.
                                       title: Member of the Executive Board

                                       By: /s/ Casper F. Rondeltap
                                           ----------------------------
                                       name : Casper F. Rondeltap
                                       title: Member of the Executive Board

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